For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca
416-941-4422

Sears Canada Announces Closing of Sale-Leaseback Transaction of National Logistics Centre in Vaughan, Ontario

TORONTO - April 4, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that the transaction originally announced on November 13, 2015, for the sale and leaseback of its National Logistics Centre (NLC) located in Vaughan, Ontario, to Tamworth Properties Inc., an affiliate of Metrus Properties, has closed for total net proceeds of $100 million.

The Company is leasing back the facility and plans to continue operating the NLC with no resulting staffing reduction or disruption of service.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 159 corporate stores, 125 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.